                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                --------------

                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 27)


                             Michaels Stores, Inc.
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)


                                  594087-10-8
                                (CUSIP Number)


                                Robert L. Estep
                          Jones, Day, Reavis & Pogue
                           2300 Trammell Crow Center
                               2001 Ross Avenue
                             Dallas, Texas  75201
                                (214) 220-3939
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                        (Continued on following pages)

                             (Page 1 of 19 Pages)

CUSIP NO.594087                     13D/A                    Page 2 of 19 Pages

================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Wyly  ###-##-####
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     BK, OO, WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF          7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY            1,616,069
   OWNED BY         ------------------------------------------------------------
     EACH            8   SHARED VOTING POWER
  REPORTING
 PERSON WITH             315,836
                    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         2,249,402
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         315,836
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,565,238
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
================================================================================

CUSIP NO.594087-10-8                13D/A                    Page 3 of 19 Pages

================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles J. Wyly, Jr.  ###-##-####
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     BK, OO, WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF          7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY            1,597,233
   OWNED BY         ------------------------------------------------------------
     EACH            8   SHARED VOTING POWER
  REPORTING
 PERSON WITH             300,374
                    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         1,864,650
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         300,374
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,165,024
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
================================================================================

CUSIP NO.594087-10-8                13D/A                    Page 4 of 19 Pages

================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Maverick Entrepreneurs Fund, Ltd.
     75-2319145
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     BK, OO, WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
  NUMBER OF          7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY            300,000
   OWNED BY         ------------------------------------------------------------
     EACH            8   SHARED VOTING POWER
  REPORTING
 PERSON WITH             0
                    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         300,000
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
================================================================================

CUSIP NO.594087-10-8                13D/A                   Page 5 of 19 Pages

         This Schedule 13D/A Amendment No. 27 hereby amends and restates in its entirety the Schedule 13D, filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Michaels Stores, Inc. (the "Company").

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Michaels Stores, Inc., a Delaware corporation. The Company's principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.

Item 2.  Identity and Background.
         -----------------------

         This Statement is being filed by Mr. Sam Wyly, Mr. Charles J. Wyly, Jr. and Maverick Entrepreneurs. Maverick Entrepreneurs is a Texas limited partnership of which Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. are the sole general partners.

         The principal business and office address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly is principally employed as Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company. Charles Wyly is principally employed as Vice Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company.

         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States. Maverick Enterpreneurs is a Texas limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source of funds to hold a portion of the shares of Common Stock is borrowings under revolving lines of credit maintained with NationsBank of Texas, N.A. ("NationsBank") by each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., (ii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly
Trusts") and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs.   See Item 6
below.

         The source of funds to hold a portion of the shares of Common Stock beneficially owned by the Reporting Persons is borrowings under loan agreements between Lehman Brothers Finance S.A. ("Lehman") and each of (i) the Charles Wyly Trusts and Brush Creek, Ltd., and (ii) the Sam Wyly Trusts, Tallulah Ltd. and Maverick Entrepreneurs. See Item 6 below.

         The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, any Reporting Person may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(c) Mr. Sam Wyly beneficially owns 2,565,238 shares, or approximately 9.7% of the outstanding Common Stock. Sam Wyly beneficially owns
(i) 633,333 of such shares by virtue of this ownership of options to purchase Common Stock, (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd., (iii) 300,000 of such shares as a general partner of Maverick Entrepreneurs, (iv) 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (v) an aggregate of 541,533 of such shares as the sole trustee of the Sam Wyly Trusts listed below:


                                                    Number of Shares
                      Name of Trust                Beneficially Owned
                      -------------                ------------------

        1.  The Christiana Parker Wyly Trust              82,393
        2.  The Andrew David Sparrow Wyly Trust           82,393
        3.  The Laurie L. Wyly Revocable Trust           123,943
        4.  The Lisa Wyly Revocable Trust                123,943
        5.  The Kelly Wyly Elliot Trust                  128,861

CUSIP NO.594087-10-8                13D/A                    Page 6 of 19 Pages

Sam Wyly possesses sole voting power with respect to 1,616,069 shares of Common Stock, sole dispositive power with respect to 2,249,402 shares of Common Stock and shared voting and dispositive power with respect to 315,836 shares of Common Stock held by Maverick Entrepreneurs.

         Charles J. Wyly, Jr. beneficially owns 2,165,024 shares, or approximately 8.3% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owns (i) 267,417 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 755,000 of such shares as the sole general partner of Brush Creek, Ltd., (iii) 300,000 of such shares as a general partner of Maverick Entrepreneurs, (iv) 374 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (v) an aggregate of 842,233 of such shares as trustee of the Charles Wyly Trusts listed below:


                                                  Number of Shares
                      Name of Trust              Beneficially Owned
           ------------------------------------  ------------------

           1.  The Martha Caroline Wyly Trust          170,000
           2.  The Charles J. Wyly, III Trust          224,247
           3.  The Emily Ann Wyly Trust                224,146
           4.  The Jennifer Lynn Wyly Trust            223,840

Charles J. Wyly, Jr. possesses sole voting power with respect to 1,597,233 shares of Common Stock, sole dispositive power with respect to 1,864,650 shares of Common Stock and shared voting and dispositive power with respect to 300,374 shares of Common Stock held by Maverick Entrepreneurs.

         Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or approximately 1.3% of the outstanding Common Stock.

         The Reporting Persons as a group beneficially own an aggregate of 4,430,262 shares of Common Stock, or approximately 16.6% of the outstanding Common Stock. The Reporting Persons as a group have sole voting power with respect to 3,513,302 shares of Common Stock and sole dispositive power with respect to 4,414,052 shares of Common Stock.

         No transactions in the Common Stock were effected by the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         On February 23, 1995, each of (i) the Charles Wyly Trusts and Brush Creek, Ltd., and (ii) the Sam Wyly Trusts, Tallulah, Ltd. and Maverick Entrepreneurs (collectively, the "Borrowers") entered into a loan agreement with Lehman providing for loans to the Borrowers from time to time (the "Loan Agreements"). In connection with the Loan Agreements, the Borrowers entered into various security documents provided for in the Loan Agreements (the "Security Documents"). Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 1,771,163 shares of Common Stock (770,000 shares of which are beneficially owned by Mr. Sam Wyly, 801,163 shares of which are beneficially owned by Mr. Charles J. Wyly, Jr., and 200,000 shares of which are beneficially owned by each of the Reporting Persons), if the market price of such shares on or before February 23, 1998, is less than $28.5574, then Lehman, upon the request of the Borrowers, will pay to the Borrowers the difference between the market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $48.2302, the Borrowers will, on that date, pay to Lehman the difference between such market price and such specified amount; and (ii) the Borrowers are required to pledge such rights and an aggregate of 1,771,163 shares to secure their obligations under the Security Documents.

         Each of (i) the Sam Wyly Trusts and Tallulah, Ltd., (ii) the Charles Wyly Trusts and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintains separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. The NationsBank Credit Facilities will mature on November 22, 1998.

         The foregoing descriptions of the agreements relating to the Loan Agreements, the Security Documents and the NationsBank Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSPID NO. 594087-10-8                  13D/A                 Page 7 of 19 Pages



Item 7. Material to be Filed as Exhibits.
        --------------------------------
        Exhibit 1.*       Agreement pursuant to Rule 13d-1(f)(1)(iii).

        Exhibit 2.1 Form of Loan Agreement dated as of February 23, 1995 between Lehman Brothers Finance S.A., and the Charles
                          Wyly Trusts and Brush Creek, Ltd. (Previously filed as Exhibit 2.1 to Amendment No. 23 to this Schedule
                          13D.)

        Exhibit 2.2       Form of Loan Agreement, dated as of February 23,
                          1995, between Lehman Brothers Finance S.A., and the
                          Sam Wyly Trusts, Tallulah Ltd. and Maverick
                          Entrepreneurs. (Previously filed as Exhibit 2.2 to
                          Amendment No. 23 to this Schedule 13D.)

        Exhibit 3.1       Form of Option Transaction Confirmation, dated as of
                          February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 3.2       Form of Option Transaction Confirmation, dated as of
                          February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 3.3       Form of Option Transaction Confirmation, dated as of
                          February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 3.4       Form of Option Transaction Confirmation, dated as of
                          February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 4.1       Form of Pledge Agreement, dated as of February 23,
                          1995, between Lehman Brothers Finance S.A. and the
                          Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 4.1 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 4.2       Form of Pledge Agreement, dated as of February 23,
                          1995, between Lehman Brothers Finance S.A. and the
                          Counterparties set forth on Exhibit A thereto.
                          (Previously filed as Exhibit 4.2 to Amendment No. 23 to this Schedule 13D.)

        Exhibit 5.        Form of Guarantee Agreement. (Previously filed as
                          Exhibit 5.1 to Amendment No. 23 to this Schedule
                          13D.)

        Exhibit 6.*       Form of Amended and Restated Loan Agreement, dated
                          November 22, 1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the
                          Charles Wyly Trusts and Brush Creek Limited; and
                          (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 2 to Amendment No. 26 to this
                          Schedule 13D.)

        Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
                          (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                          (iv) the Charles Wyly Trusts; and (v) Maverick
                          Entrepreneurs Fund, Ltd. (Previously filed as
                          Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

        Exhibit 8.        Form of Collateral Maintenance Agreement, dated
                          November 22, 1994, between NationsBank and each of
                          (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii)
                          Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and
                          (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this
                          Schedule 13D.)

        Exhibit 9.        Guaranty, executed as of November 22, 1994, by
                          Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek,
                          Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

---------------------------
*  Filed herewith.

CUSIP NO. 594087-10-8                13D/A                    Page 8 of 19 Pages


                                   SIGNATURES

        After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1997                 /s/ SAM WYLY
                                      ------------------------------------------
                                      Sam Wyly


                                      /s/ CHARLES J. WYLY, JR.
                                      ------------------------------------------
                                      Charles J. Wyly, Jr.


                                      MAVERICK ENTREPRENEURS FUND, LTD.


                                      By: /s/ SAM WYLY
                                          --------------------------------------
                                          Sam Wyly
                                          General Partner


                                      By: /s/ CHARLES J. WYLY, JR.
                                          --------------------------------------
                                          Charles J. Wyly, Jr.
                                          General Partner


CUSIP NO. 594087-10-8                13D/A                    Page 9 of 19 Pages


                                 EXHIBIT INDEX


Exhibit No.
-----------
   1.*       Agreement pursuant to Rule 13d-1(f)(1)(iii).

   2.1       Form of Loan Agreement dated as of February 23, 1995 between
             Lehman Brothers Finance S.A., and The Charles Wyly Trusts and
             Brush Creek, Ltd.  (Previously filed as Exhibit 2.1 to Amendment
             No. 23 to this Schedule 13D.)

   2.2       Form of Loan Agreement, dated as of February 23, 1995, between
             Lehman Brothers Finance S.A., and The Sam Wyly Trusts, Tallulah
             Ltd. and Maverick Entrepreneurs. (Previously filed as Exhibit 2.2 to Amendment No. 23 to this Schedule 13D.)

   3.1       Form of Option Transaction Confirmation, dated as of February 23,
             1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

   3.2       Form of Option Transaction Confirmation, dated as of February 23,
             1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

   3.3       Form of Option Transaction Confirmation, dated as of February 23,
             1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

   3.4       Form of Option Transaction Confirmation, dated as of February 23,
             1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

   4.1       Form of Pledge Agreement, dated as of February 23, 1995, between
             Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.1 to Amendment
             No. 23 to this Schedule 13D.)

   4.2       Form of Pledge Agreement, dated as of February 23, 1995, between
             Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.2 to Amendment
             No. 23 to this Schedule 13D.)

   5.        Form of Guarantee Agreement.  (Previously filed as Exhibit 5.1 to
             Amendment No. 23 to this Schedule 13D.)

   6.*       Form of Amended and Restated Loan Agreement, dated November 22,
             1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek
             Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 2 to Amendment No. 26 to this Schedule 13D.)

   7.        Form of Pledge Agreement, dated November 22, 1994, between
             NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly
             Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and
             (v) Maverick Entrepreneurs Fund, Ltd.  (Previously filed as
             Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

   8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam
             Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly
             Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

   9.        Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the
             Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and
             Even Wyly, in favor of NationsBank.  (Previously filed as Exhibit
             5 to Amendment No. 26 to this Schedule 13D.)




----------------------------
*  Filed herewith.